December 11, 2019

Richard J. Brown
Chairman and Chief Executive Officer
Odyssey Semiconductor Technologies, Inc.
9 Brown Road
Ithaca, NY 14850

       Re: Odyssey Semiconductor Technologies, Inc.
           Registration Statement on Form S-1
           Filed November 15, 2019
           File No. 333-234741

Dear Dr. Brown:

       We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide information so that we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 15, 2019

General

1. We note that you are registering 11,315,627 shares of common stock for resale by the selling stockholders. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are ineligible to conduct an at the market offering under Rule 415(a)(4). If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction and why the offering is not an indirect primary offering.

       For guidance you may wish to refer to Question 612.09 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" available on the Commission's
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Comapany11, 2019
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         website. Note that we may have additional comments on your analysis and may request additional disclosure upon review of your response. Alternatively, please consider reducing significantly the number of shares of common stock that you are registering for resale.
Prospectus' Outside Front Cover Page, page 1

2. Disclosure that the selling stockholders may be deemed underwriters within the meaning of the Securities Act is inconsistent with disclosure under "Plan of Distribution" on page
         52 that the selling stockholders are underwriters within the meaning of Section 2(a)(11) of the Securities Act. Please reconcile the disclosures.
Prospectus Summary
About the Company, page 5

3. Please provide a brief description of the businesses of Odyssey Semiconductor, Inc. and
         JR2J LLC prior to their acquisitions. Tell us whether the company has produced any products and please advise what consideration you have given to risk factor disclosure regarding the "difficult" and "novel" processing of GaN.
The Offering, page 6

4. Disclosure in footnote (2) that the offering includes 155,966 shares of common stock underlying warrants held by the selling stockholders is inconsistent with disclosure in footnote (8) to the calculation of registration fee table that 155,966 shares of common stock underlying warrants represent shares of common stock issuable upon the exercise of warrants issued to the placement agent in the August 2019 private placement. Please reconcile the disclosures.
Risk Factors, page 7

5. We note the disclosure relating to customer concentration in Notes 8 and 7 to the financial statements on pages F-11 and F-21. Advise what consideration you have given to risk factor disclosure of your customer concentration. In addition, please revise your disclosure here or elsewhere in the filing to more specifically address the nature of your customer contracts to date.
If we do not have access to capital on favorable terms..., page 8

6. Quantify the known or anticipated amount of substantial capital that you will require to meet your operating requirements and remain competitive.
We are recently formed and have never been profitable..., page 8

7. We note your statements here and throughout the filing that you have never been profitable. However, it appears from your financial disclosure that you were marginally profitable during each of the two years ended December 31, 2018 and 2017. Please revise
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         your disclosure or explain how your current disclosure is appropriate. If our estimates related to expenditures are inaccurate..., page 9

8. Quantify management's estimates of expenditures for the next 12 months.
We may not qualify for OTC Bulletin Board or OTCQB inclusion..., page 20

9. Your disclosure indicates that any quotation of your common stock would be conducted in the OTC Pink marketplace if you are unable to satisfy the requirements for quotation on the OTC Bulletin Board or the OTCQB marketplace. We permit registration statements for securities accepted for quotation on the OTC Bulletin Board and also the OTCQX and
         OTCQB marketplaces to be declared effective with an initial fixed price and language indicating that the securities will be sold at prevailing market prices or at negotiated prices once the securities are quoted on the OTC Bulletin Board or the OTCQX marketplace or the OTCQB marketplace. Please revise your disclosure throughout the registration statement to indicate that the securities being registered will be sold at a specified fixed price per share of common stock until your common stock is quoted on the OTC Bulletin
         Board or the OTCQX marketplace or the OTCQB Bulletin Board and after that at prevailing market prices or privately negotiated prices.

         Note that we have not extended this accommodation to the OTC Pink marketplace. If your shares of common stock are quoted on the OTC Pink marketplace, the shares of common stock being registered must be sold at a specified fixed price per share of common stock for the duration of the offering.
We are an "emerging growth company,"..., page 21

10. It appears that the company has chosen to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise your risk factor to explain that this will allow you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and disclose that your financial statements may not be comparable to companies that comply with all public company accounting standards which could impact the valuation of your securities.
Intellectual Property, page 37

11. We note that the company is currently negotiating terms of a licensing agreement with
         Cornell University to license three patents. Please clarify whether the company owns these patents and, if so, explain how they are accounted for. Properties, page 38

12. Summarize the principal provisions, including duration, of your building sublease agreement at 9 Brown Road, Ithaca, New York. Please also confirm the $10 purchase
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         price for the tools and facilities owned by MACOM.
Executive Officers and Directors, page 39

13. In the biographical paragraph of Mr. Richard Ogawa, include the dates of his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.
Employment Agreements, page 40

14. File as an exhibit to the registration statement the employment agreement of Mr. Alfred
         Schremer. See Item 601(b)(10) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 47

15. It appears that you should revise this section to include the information provided on page
         41 under "Consulting Agreements" and the information provided under
Note 5 of page F-
         9. For each transaction, please revise to include the information required by Item 404(d)
         of Regulation S-K, including the names of the related persons and the approximate dollar amounts involved.
Description of Capital Stock, page 47

16. Disclose whether shareholders of your common stock are entitled to cumulative voting rights in the election of directors.
Selling Stockholders, page 48

17. Disclosure in the second paragraph indicates that all of the selling stockholders received their securities in your formation, your August 2019 private placement, and/or in connection with the merger with Odyssey Semiconductor. Please revise to indicate by footnote or otherwise in what specific transaction each of the selling stockholders acquired the shares of common stock being registered for resale. In addition, we note that the merger is listed as transaction (iv). Please revise to correct the numbering or add a fourth method by which the selling shareholders received their shares.
18. It appears that persons identified as your executive directors and officers on page 39 are also listed as selling stockholders. Therefore, your representation that none of the selling stockholders has ever been one of your directors or officers is inaccurate because you have not stated otherwise. Please revise or advise.
19. Tell us why some selling stockholders are listed more than once in the table as selling stockholders. For example, refer to Messrs. Mark Tompkins, Michael Silverman, Stephen
         Renaud, Richard J. Brown, James R. Shealy, and The Prag Living Trust UTD 9/23/2019.
         If this is because they participated in more than one offering, please revise to list each person only once in the table, and include by footnote or otherwise each of the offerings in which they acquired their shares of common stock.
20. Disclose the relationship, if any, of selling stockholders who have the same surname. For
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         example, refer to Mark Tompkins and Paul Tompkins and James R. Shealy, Jeffrey B.
         Shealy, and Catherine Shealy Sinclair.
21. Identify by footnote or otherwise any selling stockholder who is a broker-dealer or an affiliate of a broker-dealer. Notwithstanding your belief that all securities purchased by broker-dealers or affiliates of broker-dealers were purchased by them in the ordinary course of business and that at the time of purchase those persons and entities did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities, a selling stockholder who is a broker-dealer or an affiliate of a broker-dealer must provide those representations. Please revise.
Plan of Distribution, page 51

22. Disclosure indicates that the shares of common stock being registered for resale may be sold under Rule 144. Because the selling stockholders are underwriters under Section
         2(a)(11) of the Securities Act, the shares of common stock being registered for resale by the selling stockholders may not be sold under Rule 144. Please revise. For guidance you may wish to refer to Release No. 33-8869.
Where You Can Find Additional Information, page 54

23. We note the "not necessarily complete" language in the first paragraph. Clarify that statements contained in the prospectus include the material provisions of any document filed as an exhibit to the registration statement.
Financial Statements
Condensed Consolidated Balance Sheets , page F-2

24. We note the deferred offering costs as of September 30, 2019 and your accounting policy for these costs on page F-7. Due to the fact that the current offering relates to selling shareholders and the company will not receive any offering proceeds, it appears to us these costs should be expensed as incurred since there will not be any proceeds against which these costs can be offset as required by SAB Topic 5:A. Please revise your financial statements and disclosures accordingly.
Condensed Consolidated Statements of Cash Flows, page F-5

25. Please correct the components of cash and cash equivalents to present the appropriate balances as of September 30, 2018.
Note 1 - Business Organization, Nature of Operations and Reverse
Recapitalization, page F-6

26. We note that Odyssey Technologies was incorporated on April 12, 2019. We also note that on June 21, 2019, Odyssey Technologies entered into a share exchange agreement with Odyssey Semiconductor that was accounted for as a reverse recapitalization under the provisions of ASC 805-40. Please confirm that Odyssey Technologies had no or nominal assets and operations prior to the reverse recapitalization and that Odyssey
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         Technologies' historical financial statements are not required by Rule 8-04 of Regulation
         S-X.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-7

27. Your disclosure indicates that you generate revenue from government grants. Please disclose what consideration you have given to ASU 2018-08, and clarify how you expect this standard to impact the manner in which you record grant revenue. In addition, please clarify where you record expenses related to grant revenue.
Note 7 - Commitments and Contingencies
Operating Lease, page F-10

28. Based on your disclosures related to the operating lease that you recently entered into, please more fully disclose and discuss the expected impact on your financial statements of your adoption of ASC 842.
Note 9 - Subsequent Events, page F-11

29. Please disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1. This comment is also applicable to your subsequent event disclosures on page F-21.
Recent Sales of Unregistered Securities
Share Exchange with Odyssey Semiconductor, page II-2

30. State the number and the value of the issued and outstanding securities of Odyssey
         Semiconductor that the company acquired in exchange for the issuance of 5,666,667 shares of its common stock to the shareholders of Odyssey Semiconductor. See Item
         701(c) of Regulation S-K.
Exhibit Index, page II-3

31. You indicate that Exhibit 5.1 was filed with the registration statement, but you also include a footnote stating that it will be filed by amendment. Noting that the exhibit has not yet been filed, please revise.
Signatures, page II-6

32. The registration statement must be signed also by your principal accounting officer or controller. Additionally, any person who occupies more than one of the specified
FirstName LastNameRichard J. Brown
       positions, for example, principal financial officer and principal accounting officer or
Comapany NameOdyssey Semiconductor Technologies, Inc. the registration statement. See controller, must indicate each capacity in which he signs
December 11, 20191Page 2 for signatures on Form S-1, and revise.
       Instructions and 6
FirstName LastName
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Exhibits

33. Please ensure that your amended filing includes a currently dated consent from your independent auditor which includes the date of the auditor's report included in the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

        You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M.
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing